News for Immediate Release

Steven Berkenfeld has been engaged by Electrovaya as Special Advisor

Former Barclays Managing Director and Sustainability Champion

TORONTO, ON / ACCESSWIRE / December 1, 2021 / Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF), a lithium ion battery manufacturer with differentiated intellectual property that allows heightened safety and improved longevity enabling industry leading performance, is pleased to announce that Steven Berkenfeld has been engaged as a Special Advisor to the CEO and Board. Mr. Berkenfeld will provide capital markets, strategic, and commercial guidance to support the company's growth across multiple market segments.

Founder and principal of Ecotopia Consulting, Mr. Berkenfeld retired as a Managing Director in Investment Banking at Barclays where he served as senior sponsor of the Environmental and Social Impact Banking Initiative, was co-head of the firm's Cleantech Initiative and led the banking effort for Emerging Industrial Technology companies.

Mr. Berkenfeld is the former Chair of the Board of the Sierra Club Foundation, and is currently Chair of the Board of Green City Force, a member of the Board of Directors of The Clean Fight, and a member of the President's Council of Ceres and Woodwell Climate Research Center.

"We are thrilled to welcome Steven to the Electrovaya team," said Dr. Sankar DasGupta, CEO/Co-Founder of Electrovaya. "Steven's extensive experience in investment banking, focus on Cleantech, along with his expertise in environmental & social impact and sustainability, are tremendous additions to our company."

"Lithium-ion batteries are a crucial element of energy transition, decarbonization and climate change mitigation," Mr. Berkenfeld commented. "Electrovaya has unique, proprietary and compelling technology, and it is great to see leading Fortune 500 firms starting to partner with the Company. I am very excited about the opportunity to help the Company in its continued global growth.

For more information, please contact:

Investor Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) designs, develops and manufactures proprietary lithium ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation and other specialized applications. Electrovaya is a technology focused company with extensive IP. Headquartered in Ontario, Canada, Electrovaya has production facilities in Canada with customers around the globe.

To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.